

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

David Kaplan
Chief Executive Officer
Gin & Luck Inc.
3756 W. Avenue 40
Suite K #278
Los Angeles, CA 90065

> **Re: Gin & Luck Inc.**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted October 17, 2024**
> **CIK No. 0001748169**

Dear David Kaplan:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 25, 2024 letter.

Amendment No. 1 to Draft Offering Statement on Form 1-A dated October 17, 2024
Risks Related to this Offering and Our Securities
There is no guarantee of a return on an Investor's investment., page 9

1. We note your revised disclosure and response pursuant to comment 1 and reissue in part. While we note your disclosure in the Plan of Distribution section that investors should be prepared to hold their shares indefinitely, please state as much here or elsewhere in the Risk Factors section, as applicable.

Principal Products and Services, page 24

2.   Please reconcile the revenue and net operating income for the four Death & Co branded locations to your consolidated results and revise your disclosure to define what net operating income represents.

Results of Operations, page 31

3.   We note your response to prior comment 5. You disclose revenue grew by 19.6% in Fiscal 2023 from Fiscal 2022. However, bar and restaurant operations revenue appear to have increased by 16.98% in Fiscal 2023. Similarly, the alcohol and food and n/a beverage cost increases from 2022 and the alcohol and food and n/a beverage costs as a percentage of total sales for Fiscal 2023 and Fiscal 2022 do not appear accurate. For example, you state the food and n/a beverage costs for Fiscal 2023 constituted 33.42% of total sales, compared to 32.83% in Fiscal 2022. However based on the table of Cost of Goods Sold provided, the food and n/a beverage costs are 6.38% of total sales in Fiscal 2023, compared to 6.08% in fiscal 2022. Please explain or revise.

General

4.   Please update your financial statements and related financial disclosures. Refer to guidance in Part F/S in Form 1-A.

5.   We note your response to comment 15. In this regard, your response indicates that "invest.deathandcompany.com" is not a page relating to this Regulation A offering and yet disclosure on pages 15 and 16 of your offering circular directs investors to the www.invest.deathandcompany.com website. Also, your response indicates that this web-site was used in connection with a Regulation Crowdfunding Offering that is now closed and suggests that the information is not directed to Regulation A investors, however, the web-site is accessible to all investors without limitation. Please update your website to revise or remove the information that is inaccurate or inconsistent with your offering circular or tell us why you believe such revisions are unnecessary.

        Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Robin Sosnow